

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2023

Alan Yue Zhuo
Chief Financial Officer
DiDi Global Inc.
No. 1 Block B, Shangdong Digital Valley
No. 8 Dongbeiwang West Road
Haidian District, Beijing
People's Republic of China

      Re: DiDi Global Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2021
          Filed May 2, 2022
          File No. 001-40541

Dear Alan Yue Zhuo:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services